PIMCO Funds

Supplement Dated October 24, 2016 to the
Short Duration Strategy Funds Prospectus, dated
July 29, 2016,as supplemented from time to time (the Prospectus)

Disclosure Related to the PIMCO Government Money Market Fund (the Fund)

Principal Investment Strategies

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a portfolio of U.S. government securities. The Fund invests 100% of its total assets in (i) cash, (ii) U.S. government securities, such as U.S. Treasury bills, notes, and other obligations issued by, or guaranteed as to principal and interest by, the U.S. government (including its agencies and instrumentalities), and (iii) repurchase agreements that are collateralized fully by such U.S. government securities or cash. The Fund may only invest in U.S. dollar denominated securities that mature in 397 days or fewer from the date of purchase.
The dollarweighted average portfolio maturity of the Fund may not exceed 60 days and the dollar weighted average life to maturity of the Fund may not exceed 120 days. The Fund attempts to maintain a stable net asset value of $1.00 per share, although there is no assurance that it will be successful in doing so.

The Funds investments will comply with applicable rules governing the quality, maturity and diversification of securities held by money market funds.

Although the Board of Trustees has not elected to subject the PIMCO Government Money Market Fund to a liquidity fee and/or redemption gate that would temporarily restrict redemptions from the Fund, it reserves the right to do so in the future after providing at least sixty days prior notice to shareholders. For additional information on liquidity fees and redemption gates, please see Investment Objectives and Policies Government Intervention in Financial Markets in the SAI.

Each Fund (except the PIMCO Government Money Market and PIMCO
Treasury Money Market Funds) may enter into reverse repurchase agreements and dollar rolls, subject to the Funds limitations on borrowings.

Although the PIMCO Government Money Market Fund has adopted a policy to invest 100% of its total assets in cash, U.S. Government Securities, and repurchase agreements secured by U.S. Government Securities or cash, this policy does not preclude the Fund from investing in other government money market funds, which are money market funds that invest at least 99.5% of their total assets in cash, U.S. Government Securities, and/or repurchase agreements that are collateralized fully.

Investors Should Retain This Supplement for Future
Reference